July 7, 2017

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Healthcare & Insurance
Attn: Suzanne Hayes, Assistant Director
100 F Street, N.E.
Washington, D.C. 20549

Re:	Request for Acceleration – IntelGenx Technologies Corp.
Amendment No. 3 to Registration Statement on Form S-1
(SEC File No. 333-217148)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, IntelGenx Technologies Corp. (the “Company”), respectfully requests that the Commission accelerate the effectiveness of the above-referenced Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-217148), and permit said Registration Statement to become effective at noon (Eastern Time) on July 11, 2017, or as soon thereafter as practicable.

The Company hereby authorizes Richard Raymer, an attorney with our outside legal counsel, Dorsey & Whitney LLP, to orally modify or withdraw this request for acceleration.

Please contact Richard Raymer of Dorsey & Whitney LLP at (416) 367-7388 with any questions with respect to this request.

Sincerely,
IntelGenx Technologies Corp.
/S/ Horst G. Zerbe

Horst G. Zerbe
President and Chief Executive Officer

cc: Richard Raymer, Dorsey & Whitney LLP